Exhibit 99.5

James Hardie Industries plc

Consolidated Financial Statements

as of and for the Year Ended 31 March 2016

James Hardie Industries plc

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

James Hardie Industries plc

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc as of 31 March 2016 and 2015, and the related consolidated statements of operations and comprehensive income, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended 31 March 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries plc at 31 March 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 March 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Irvine, California

19 May 2016

James Hardie Industries plc

Consolidated Balance Sheets

	(Millions of US dollars)

	31 March	31 March
	2016	2015

Assets
Current assets:
Cash and cash equivalents	$107.1	$67.0
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	17.0	22.0
Accounts and other receivables, net of allowance for doubtful accounts of US$1.1 million and US$0.8 million as of 31 March 2016 and 31 March 2015, respectively	173.3	133.3
Inventories	193.0	218.0
Prepaid expenses and other current assets	19.7	24.3
Insurance receivable - Asbestos	16.7	16.7
Workers’ compensation - Asbestos	4.1	4.5
Deferred income taxes	-	17.3
Deferred income taxes - Asbestos	-	15.9

Total current assets	535.9	524.0
Property, plant and equipment, net	867.0	880.1
Insurance receivable - Asbestos	149.0	161.9
Workers’ compensation - Asbestos	46.8	45.5
Deferred income taxes	25.9	12.9
Deferred income taxes - Asbestos	384.9	389.3
Other assets	30.9	30.8

Total assets	$2,040.4	$2,044.5

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$127.2	$149.6
Short-term debt - Asbestos	50.7	13.6
Accrued payroll and employee benefits	63.0	60.6
Accrued product warranties	12.2	8.9
Income taxes payable	4.8	1.8
Asbestos liability	125.9	131.6
Workers’ compensation - Asbestos	4.1	4.5
Other liabilities	11.9	7.3

Total current liabilities	399.8	377.9
Long-term debt	512.8	397.5
Deferred income taxes	82.1	88.9
Accrued product warranties	33.1	26.3
Asbestos liability	1,176.3	1,290.0
Workers’ compensation - Asbestos	46.8	45.5
Other liabilities	14.7	21.0

Total liabilities	2,265.6	2,247.1

Commitments and contingencies (Note 14)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 445,579,351 shares issued at 31 March 2016 and 445,680,673 shares issued at 31 March 2015	231.4	231.2
Additional paid-in capital	164.4	153.2
Accumulated deficit	(621.8)	(586.6)
Accumulated other comprehensive income (loss)	0.8	(0.4)

Total shareholders’ deficit	(225.2)	(202.6)

Total liabilities and shareholders’ deficit	$2,040.4	$2,044.5

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Consolidated Statements of Operations and Comprehensive Income

	Years Ended 31 March
(Millions of US dollars, except per share data)	2016	2015	2014

Net sales	$1,728.2	$1,656.9	$1,493.8
Cost of goods sold	(1,096.0)	(1,078.1)	(987.4)

Gross profit	632.2	578.8	506.4

Selling, general and administrative expenses	(254.2)	(245.5)	(224.4)
Research and development expenses	(29.5)	(31.7)	(33.1)
Asbestos adjustments	5.5	33.4	(195.8)

Operating income	354.0	335.0	53.1
Interest expense, net of capitalized interest	(26.6)	(9.8)	(4.5)
Interest income	1.0	2.3	3.4
Other income (expense)	2.1	(4.9)	2.6

Income before income taxes	330.5	322.6	54.6

Income tax (expense) benefit	(86.1)	(31.3)	44.9

Net income	$244.4	$291.3	$99.5

Income per share - basic:
Basic	$0.55	$0.65	$0.22
Diluted	$0.55	$0.65	$0.22

Weighted average common shares outstanding
(Millions):
Basic	445.3	445.0	442.6
Diluted	447.2	446.4	444.6

Comprehensive income, net of tax:
Net income	$244.4	$291.3	$99.5
Pension and post-retirement benefit adjustments	0.3	-	-
Cash flow hedges	-	(0.6)	0.9
Currency translation adjustments	0.9	(32.9)	(15.2)

Comprehensive income:	$245.6	$257.8	$85.2

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2016	2015	2014

Cash Flows From Operating Activities
Net income	$244.4	$291.3	$99.5
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	79.8	70.9	61.4
Deferred income taxes	(0.1)	(37.4)	(70.7)
Stock-based compensation	10.3	9.2	8.5
Asbestos adjustments	(5.5)	(33.4)	195.8
Excess tax benefits from share-based awards	(0.4)	(1.4)	(5.6)
Loss on disposal of property, plant and equipment, net	14.8	-	-
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	100.3	107.8	99.9
Restricted short-term investments - Asbestos	-	0.2	6.3
Payment to AICF	(62.8)	(113.0)	-
Accounts and other receivables	(39.9)	(5.1)	4.9
Inventories	16.2	(38.5)	(22.1)
Prepaid expenses and other assets	(3.9)	9.2	3.5
Insurance receivable - Asbestos	17.2	29.1	25.7
Accounts payable and accrued liabilities	(16.9)	15.7	36.2
Asbestos liability	(114.9)	(136.7)	(133.6)
Other accrued liabilities	21.8	11.6	13.1

Net cash provided by operating activities	$260.4	$179.5	$322.8

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(73.2)	$(276.2)	$(115.4)
Proceeds from sale of property, plant and equipment	10.4	-	0.7
Capitalized interest	(3.2)	(1.7)	-
Acquisition of assets	(0.6)	-	(4.1)

Net cash used in investing activities	$(66.6)	$(277.9)	$(118.8)

Cash Flows From Financing Activities
Proceeds from borrowings	$528.0	$717.0	$-
Repayments of borrowings	(413.0)	(642.0)	-
Proceeds from senior unsecured notes	-	322.4	-
Debt issuance costs	(3.1)	(8.3)	-
Proceeds from issuance of shares	2.1	4.1	29.3
Excess tax benefits from share-based awards	0.4	1.4	5.6
Common stock repurchased and retired	(22.3)	(9.1)	(22.1)
Dividends paid	(246.5)	(390.1)	(199.1)

Net cash used in financing activities	$(154.4)	$(4.6)	$(186.3)

Effects of exchange rate changes on cash	$0.7	$2.5	$(3.9)

Net increase (decrease) in cash and cash equivalents	40.1	(100.5)	13.8
Cash and cash equivalents at beginning of period	67.0	167.5	153.7

Cash and cash equivalents at end of period	$107.1	$67.0	$167.5

Components of Cash and Cash Equivalents
Cash at bank	$94.5	$60.0	$70.9
Short-term deposits	12.6	7.0	96.6

Cash and cash equivalents at end of period	$107.1	$67.0	$167.5

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest	$20.5	$4.6	$-
Cash paid during the year for income taxes, net	$57.8	$35.6	$11.6

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income (loss)	Total
Balances as of 31 March 2013	$227.3	$101.1	$(357.6)	$-	$47.4	18.2

Net Income	-	-	99.5	-	-	99.5
Other comprehensive loss	-	-	-	-	(14.3)	(14.3)
Stock-based compensation	1.0	7.5	-	-	-	8.5
Tax benefit from stock options exercised	-	5.6	-	-	-	5.6
Equity awards exercised	3.3	26.0	-	-	-	29.3
Dividends declared	-	-	(323.7)	-	-	(323.7)
Treasury stock purchased	-	-	-	(22.1)	-	(22.1)
Treasury stock retired	(1.0)	(0.5)	(20.6)	22.1	-	-

Balances as of 31 March 2014	$230.6	$139.7	$(602.4)	$-	$33.1	(199.0)

Net Income	-	-	291.3	-	-	291.3
Other comprehensive loss	-	-	-	-	(33.5)	(33.5)
Stock-based compensation	0.6	8.6	-	-	-	9.2
Tax benefit from stock options exercised	-	1.4	-	-	-	1.4
Equity awards exercised	0.4	3.7	-	-	-	4.1
Dividends declared	-	-	(267.0)	-	-	(267.0)
Treasury stock purchased	-	-	-	(9.1)	-	(9.1)
Treasury stock retired	(0.4)	(0.2)	(8.5)	9.1	-	-

Balances as of 31 March 2015	$231.2	$153.2	$(586.6)	$-	$(0.4)	$(202.6)

Net income	-	-	244.4	-	-	244.4
Other comprehensive income	-	-	-	-	1.2	1.2
Stock-based compensation	0.8	9.5	-	-	-	10.3
Tax benefit from stock options exercised	-	0.4	-	-	-	0.4
Equity awards exercised	0.2	1.9	-	-	-	2.1
Dividends declared	-	-	(258.7)	-	-	(258.7)
Treasury stock purchased	-	-	-	(22.3)	-	(22.3)
Treasury stock retired	(0.8)	(0.6)	(20.9)	22.3	-	-

Balances as of 31 March 2016	$231.4	$164.4	$(621.8)	$-	$0.8	$(225.2)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Notes to Consolidated Financial Statements

1.  Background and Basis of Presentation

Nature of Operations

James Hardie Industries plc (“JHI plc”) manufactures and sells fiber cement building products for interior and exterior building construction applications, primarily in the United States, Canada, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency.

Reporting Segments

During the year ended 31 March 2016, the Company changed the name of its USA and Europe segment to the North America and Europe segment to better reflect the segment’s geographic nature; however, the composition of the segment remained the same. Refer to Note 18 for further details on segment reporting.

2.  Summary of Significant Accounting Policies

Reclassifications

In the Consolidated Statements of Cash Flows for the years ended 31 March 2015 and 2014, the Company reclassified certain tax accounts between Accounts payable and accrued liabilities and Other accrued liabilities, both of which are included in operating assets and liabilities within the operating activities section of the cash flow, to conform to the current year presentation.

Within the financing activities section of the Consolidated Statement of Cash Flows for the year ended 31 March 2015, the Company reclassified deferred financing fees which were previously included within Proceeds from senior unsecured notes, net of deferred financing fees, and separated these costs in Debt issuance costs, to conform to current year presentation.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of JHI plc, its wholly-owned subsidiaries and VIE. All intercompany balances and transactions have been eliminated in consolidation.

A VIE is an entity that is evaluated for consolidation using more than a simple analysis of voting control. The analysis is based on (i) what party has the power to direct the most significant activities of the VIE that impact its economic performance, and (ii) what party has rights to receive benefits or is obligated to absorb losses that are significant to the VIE. The analysis of the party that consolidates a VIE is a continual assessment.

In February 2007, the Company’s shareholders approved the Amended and Restated Final Funding Agreement (the “AFFA”), an agreement pursuant to which the Company provides long-term funding to Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

the Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable. JHI plc owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”), which, under the terms of the AFFA, has an obligation to make payments to AICF on an annual basis subject to the provisions of the AFFA. JHI plc guarantees the Performing Subsidiary’s obligation. Additionally, the Company appoints three AICF directors and the New South Wales (“NSW”) Government appoints two AICF directors.

Although the Company has no ownership interest in AICF, for financial reporting purposes the Company consolidates AICF as a VIE as defined under US GAAP due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in certain assets and liabilities being recorded on its consolidated balance sheets and certain income and expense transactions being recorded in the consolidated statements of operations and comprehensive income. These items are Australian dollar-denominated and are subject to remeasurement into US dollars at each reporting date.

For the fiscal years ended 31 March 2016 and 2015, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation

All assets and liabilities are translated or remeasured into US dollars at current exchange rates while revenues and expenses are translated or remeasured at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity (deficit). Gains and losses arising from foreign currency transactions are recognized in income currently.

The Company has recorded on its balance sheets certain Australian assets and liabilities, including asbestos-related assets and liabilities under the terms of the AFFA, that are denominated in Australian dollars and subject to translation (Australian entities) or remeasurement (AICF entity) into US dollars at each reporting date.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Unless otherwise noted, the exchange rates used to convert Australian dollar denominated amounts into US dollars in the consolidated financial statements are as follows:

		31 March
(US$1 = A$)	2016	2015	2014

Assets and liabilities	1.3060	1.3096	1.0845
Statements of operations	1.3577	1.1419	1.0716
Cash flows - beginning cash	1.3096	1.0845	0.9597
Cash flows - ending cash	1.3060	1.3096	1.0845
Cash flows - current period movements	1.3577	1.1419	1.0716

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labor and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are adjusted to net realizable value, if necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years

Buildings	40
Building improvements	5 to 10
Manufacturing machinery	5 to 20
General equipment	5 to 10
Office furniture and equipment	3 to 10
Computer equipment, software, and software development	3 to 7

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Depreciation and Amortization

The Company records depreciation and amortization under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortization related to plant building, machinery and equipment is recorded in cost of goods sold.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review.

Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.

The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

See Note 7 for additional information.

Accrued Product Warranties

An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product at an estimated remediation cost per standard foot. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions is adjusted as necessary.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Debt

The Company’s debt consists of senior unsecured notes and an unsecured revolving credit facility. The senior unsecured notes are recorded at cost net of the original issue discount. The related original issue discount and the borrowing costs are amortized over the term of the borrowing using the effective interest method. The unsecured revolving credit facility is recorded at cost. The related borrowing costs are amortized over the term of the borrowing using the effective interest method. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date. See Note 13 for the Company’s fair value considerations.

In addition, the Company consolidates AICF which has a loan facility. Readers are referred to the discussion later in this footnote under Asbestos-related Accounting Policies.

Environmental Remediation and Compliance Expenditures

Environmental remediation and compliance expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company’s commitment to a formal plan of action.

Revenue Recognition

The Company recognizes revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

A portion of the Company’s revenue is made through distributors under a Vendor Managed Inventory agreement whereby revenue is recognized upon the transfer of title and risk of loss.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized. Interest and penalties related to uncertain tax positions are recognized in Income tax expense on the consolidated statements of operations and comprehensive income.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognized in income when the underlying transactions being hedged impact earnings. The ineffective portion of these hedges is recognized in income currently. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognized in income. The Company does not use derivatives for trading purposes. Readers are referred to Note 12 for discussion on financial instruments.

Stock-based Compensation

Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees, adjusted for estimated forfeitures, and recognized as an expense over the vesting period. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations and comprehensive income.

Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards vest 25% after the first year, 25% after the second year and 50% after the third year. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are typically recognized ratably over the vesting period. The Company issues new shares to award recipients upon exercise of stock options or when the vesting condition for restricted stock units (“RSU’s”) has been satisfied.

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

For RSU’s subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period. For RSU’s subject to a scorecard performance vesting condition, the fair value is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the end of the performance period. For RSU’s subject to a market vesting condition, the fair value is estimated using a Monte Carlo Simulation.

Compensation expense recognized for liability-classified awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and RSU’s, had been issued.

Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2016	2015	2014

Basic common shares outstanding	445.3	445.0	442.6
Dilutive effect of stock awards	1.9	1.4	2.0

Diluted common shares outstanding	447.2	446.4	444.6

(US dollars)	2016	2015	2014

Net income per share - basic	$0.55	$0.65	$0.22
Net income per share - diluted	$0.55	$0.65	$0.22

Potential common shares of 1.3 million, 1.7 million and 1.9 million for the years ended 31 March 2016, 2015 and 2014, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, RSU’s which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.

RSU’s which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS calculation, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Asbestos-related Accounting Policies

Asbestos Liability

The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG Actuarial Pty Ltd (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by KPMGA to occur through 2077.

The Company recognizes the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the undiscounted and uninflated central estimate. The Company considered discounting when determining the best estimate under US GAAP. The Company has recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that it is the Company’s view that the timing and amounts of such cash flows are not fixed or readily determinable. The Company considered inflation when determining the best estimate under US GAAP. It is the Company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The Company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the accrued liability balances.

Insurance Receivable

The insurance receivable recorded by the Company has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of recoveries expected from insurance policies and insurance companies with exposure to the asbestos claims, as calculated by KPMGA. The assessment of recoveries is based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated, however, where the timing of recoveries has been agreed with the insurer, the receivables are recorded on a discounted basis. The Company records insurance receivables that are deemed probable of being realized.

Adjustments in the insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

Workers’ Compensation

An estimate of the liability related to workers’ compensation claims is prepared by KPMGA as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The estimated liability is included as part of the asbestos liability and adjustments to the estimate are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Amounts that are expected to be paid by the workers’ compensation schemes or policies are recorded as workers’ compensation receivable. Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations and comprehensive income.

Restricted Cash and Cash Equivalents

Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. Since cash and cash equivalents are highly liquid, the Company classifies these amounts as a current asset on the consolidated balance sheets.

Restricted Short-Term Investments

Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealized gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income (loss). Realized gains and losses on short-term investments are recognized in Other income on the consolidated statements of operations and comprehensive income.

Short-Term Debt

AICF has access to a secured loan facility (the “AICF Loan Facility”) made available by the NSW Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of AICF and Former James Hardie Companies (together, the “Obligors”).

Interest accrues daily on amounts outstanding, is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to accrue interest payable on amounts outstanding under the AICF Loan Facility on the date interest becomes due and payable.

Deferred Income Taxes

The Performing Subsidiary is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. Consequently, a deferred tax asset has been recognized equivalent to the anticipated tax benefit over the life of the AFFA.

Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

Asbestos Adjustments

The asbestos adjustments reflected in the consolidated statements of operations and comprehensive income reflect a change in the actuarial estimate of the asbestos liability, insurance receivables and AICF claims handling costs. Additionally, as the asbestos-related assets and liabilities are denominated in Australian dollars, the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is also included in Asbestos adjustments in the consolidated statements of operations and comprehensive income.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Asbestos Impact on Statement of Cash Flows

Asbestos Adjustments

The asbestos adjustments, as recorded on the consolidated statements of operations (as described above) is presented as a reconciling item from net income to cash flows from operating activities in the consolidated statements of cash flows.

Operating assets and liabilities related to Asbestos

Movements in the operating assets related to asbestos (asbestos liability, insurance receivable, restricted cash and cash equivalents, restricted short-term investments) recorded on the balance sheets are reflected in the cash flow from operating activities section of the consolidated statements of cash flows as a change in operating assets and liabilities.

Payment to AICF

Payments made to AICF, by the Performing Subsidiary, under the terms of the AFFA are reflected in the consolidated statements of cash flows as a change in operating assets and liabilities.

AICF Loan Facility

Any drawings, repayments, or payments of accrued interest under the AICF Loan Facility, made by AICF, are offset against movement in restricted cash in the cash flow from operating activities section of the consolidated statements of cash flows.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, which provides guidance requiring companies to recognize revenue depicting the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 is effective for annual reporting periods beginning after 15 December 2016, and interim periods within those years, and early adoption is not permitted. In August 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU No. 2014-09 to annual reporting periods beginning after 15 December 2017. Also, early adoption is permitted for annual reporting periods beginning after 15 December 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU No. 2014-09. In April 2016, the FASB issued ASU No. 2016-10, which provides clarification on identifying performance obligations and the licensing implementation guidance, and has the same effective date and transition requirements for ASU No. 2014-09. In May 2016, the FASB issued ASU No. 2016-11, which rescinds certain SEC observer comments in the revenue recognition guidance. The Company is currently evaluating the impact of the new guidance on its financial statements and has not yet selected a transition approach to implement these new standards.

In June 2014, the FASB issued ASU No. 2014-12, which provides explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting, or as a nonvesting condition that affects the grant-date fair value of an award. The amendments in ASU No. 2014-12 are effective for fiscal years and interim periods within those years, beginning after 15 December 2015. The Company will adopt ASU 2014-12 prospectively, starting with the fiscal year beginning 1 April 2016. The Company does not expect this new standard to materially impact its consolidated financial statements.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

In February 2015, the FASB issued ASU No. 2015-02, which provides explicit guidance about the accounting for consolidation of certain legal entities. The amendments in ASU No. 2015-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2015, with early adoption permitted. The Company will adopt ASU 2015-02 starting with the fiscal year beginning 1 April 2016. The Company does not expect this new standard to materially impact its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in ASU No. 2015-03 are effective for fiscal years and interim periods within those years, beginning after 15 December 2015, with early adoption permitted. The new guidance shall be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. The Company will adopt ASU 2015-03 starting with the fiscal year beginning 1 April 2016. The Company does not expect this new standard to materially impact its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, which requires inventory to be measured at the lower of cost or realizable value. The amendments in ASU No. 2015-11 are effective for fiscal years and interim periods within those years, beginning after 15 December 2016, with early adoption permitted. The new guidance shall be applied on a prospective basis. The Company will adopt ASU 2015-11 starting with the fiscal year beginning 1 April 2016. The Company does not expect this new standard to materially impact its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, which requires all deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in ASU No. 2015-17 are effective for fiscal years and interim periods within those years, beginning after 15 December 2016, with early adoption permitted. The new guidance may be applied either on a prospective or retrospective basis. The Company adopted ASU 2015-17 prospectively, starting with the quarter beginning 1 October 2015. Prior periods were not retrospectively adjusted for this change in accounting principle.

In February 2016, the FASB issued ASU No. 2016-02, which provides guidance on the amount, timing, and uncertainty of cash flows arising from leases. New disclosures will include qualitative and quantitative requirements to provide additional information about the amounts recorded in the financial statements. Lessor accounting will remain largely unchanged from current guidance, however ASU 2016-02 will provide improvements that are intended to align lessor accounting with the lessee model and with updated revenue recognition guidance. The amendments in ASU No. 2016-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2018, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its financial statements.

In March 2016, the FASB issued ASU No. 2016-09, which provides guidance to simplify several aspects of the accounting for share-based payment transactions including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in ASU No. 2016-09 are effective for fiscal years and interim periods within those years, beginning after 15 December 2016, with early adoption permitted. An entity that elects early adoption must adopt all of the amendments in the same period. Amendments related to the timing of when excess tax benefits are recognized, minimum statutory

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

withholding requirements, forfeitures, and intrinsic value shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. Amendments related to the presentation of employee taxes paid on the statements of cash flows shall be applied retrospectively. Amendments requiring recognition of excess tax benefits and tax deficiencies in the consolidated statements of operations and comprehensive income and the practical expedient for estimating term shall be applied prospectively. An entity may elect to apply the amendments related to the presentation of excess tax benefits on the statements of cash flows using either a prospective transition method or a retrospective transition method. The Company is currently evaluating the impact of the new guidance on its financial statements and has not yet selected the transition approaches to implement this new standard.

3.  Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2016	2015

Cash at bank and on hand	$94.5	$60.0
Short-term deposits	12.6	7.0

Total cash and cash equivalents	$107.1	$67.0

4. Restricted Cash and Cash Equivalents
Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 31 March 2016 and 2015, which restricts the cash from use for general corporate purposes.
5. Accounts and Other Receivables
Accounts and other receivables consist of the following components:
	31 March
(Millions of US dollars)	2016	2015

Trade receivables	$169.6	$131.0
Other receivables and advances	4.8	3.1
Allowance for doubtful accounts	(1.1)	(0.8)

Total accounts and other receivables	$173.3	$133.3

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. An allowance for doubtful accounts is provided for known and estimated bad debts by analyzing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2016	2015

Balance at beginning of period	$0.8	$1.0
Adjustment to provision	0.5	(0.1)
Write-offs, net of recoveries	(0.2)	(0.1)

Balance at end of period	$1.1	$0.8

6. Inventories
Inventories consist of the following components:
	31 March
(Millions of US dollars)	2016	2015

Finished goods	$144.4	$150.6
Work-in-process	5.7	6.6
Raw materials and supplies	50.7	67.5
Provision for obsolete finished goods and raw materials	(7.8)	(6.7)

Total inventories	$193.0	$218.0

As of 31 March 2016 and 2015, US$32.1 million and US$28.6 million, respectively, of the Company’s finished goods inventory balance was held at third-party locations.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

7.  Property, Plant and Equipment

Property, plant and equipment consist of the following components:

(Millions of US dollars) Cost or valuation:	Land	Buildings	Machinery and Equipment	Construction in Progress [1]	Total

At 31 March 2014	$28.7	$212.5	$961.1	$115.4	$1,317.7

Additions [2]	41.5	30.2	72.7	133.5	277.9

Disposals [3]	-	(1.7)	(6.6)	-	(8.3)

Exchange differences	-	(1.2)	(52.6)	-	(53.8)

At 31 March 2015	$70.2	$239.8	$974.6	$248.9	$1,533.5

Additions [2]	-	27.0	155.5	(103.9)	78.6

Disposals [4]	-	(0.7)	(65.8)	(1.5)	(68.0)

Exchange differences	(0.1)	(0.1)	(1.9)	-	(2.1)

At 31 March 2016	$70.1	$266.0	$1,062.4	$143.5	$1,542.0

Accumulated depreciation:

At 31 March 2014	$-	$(80.9)	$(534.0)	$-	$(614.9)

Charge for the year	-	(9.3)	(60.9)	-	(70.2)

Disposals [3]	-	0.8	6.3	-	7.1

Exchange differences	-	1.2	23.4	-	24.6

At 31 March 2015	$-	$(88.2)	$(565.2)	$-	$(653.4)

Charge for the year	-	(10.7)	(65.6)	-	(76.3)

Disposals [4]	-	0.5	51.1	-	51.6

Exchange differences	-	0.2	2.9	-	3.1

At 31 March 2016	$-	$(98.2)	$(576.8)	$-	$(675.0)

Net book amount:

At 31 March 2015	$70.2	$151.6	$409.4	$248.9	$880.1

At 31 March 2016	$70.1	$167.8	$485.6	$143.5	$867.0

1	Construction in progress is presented net of assets transferred into service.

2	Additions include US$3.2 million and US$1.7 million of capitalized interest for the years ended 31 March 2016 and 2015, respectively.

3	This includes the accounting impact associated with the purchase of the Company’s previously leased facility at Rosehill.

4

The US$16.4 million net book value of disposals include US$10.9 million of usage of replacement parts and US$3.5 million of impairment charges on individual assets. The remaining net book value of disposals of US$2.0 million is related to the disposal of assets no longer in use, and do not represent a sale of assets.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Depreciation expense for the years ended 31 March 2016, 2015 and 2014 was US$76.3 million, US$70.2 million and US$61.3 million, respectively.

Included in property, plant and equipment are restricted assets of AICF with a net book value of US$1.2 million and US$1.3 million as of 31 March 2016 and 2015, respectively.

Impairment of Long-Lived Assets

The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand.

During the years ended 31 March 2016, 2015 and 2014, the Company recorded US$3.5 million, US$3.7 million and nil of impairment charges related to individual assets which is included in Cost of goods sold on the consolidated statements of operations and comprehensive income.

8.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2016	2015

Trade creditors	$77.2	$95.1
Accrued interest	6.3	5.8
Other creditors and accruals	43.7	48.7

Total accounts payable and accrued liabilities	$127.2	$149.6

9.  Long-Term Debt

At 31 March 2016, the Company had two forms of debt; an unsecured revolving credit facility and senior unsecured notes. The effective weighted average interest rate on the Company’s total debt was 4.5% and 5.0% at 31 March 2016 and 31 March 2015, respectively. The weighted average term of all debt, including undrawn facilities, was 5.6 years and 4.4 years at 31 March 2016 and 2015, respectively.

Unsecured Revolving Credit Facility

In December 2015, James Hardie International Finance Limited and James Hardie Building Products Inc., each a wholly-owned subsidiary of JHI plc, entered into a new US$500.0 million unsecured revolving credit facility (the “Unsecured Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Unsecured Revolving Credit Facility replaced prior bilateral loan facilities of US$590.0 million, which were scheduled to mature in 2016, 2017 and 2019. The Unsecured Revolving Credit Facility expires in December 2020 and the size of the facility may be increased by up to US$250.0 million.

Debt issuance costs in connection with the Unsecured Revolving Credit Facility were recorded in Prepaid expenses and other current assets and Other assets on the Company’s consolidated balance sheets, and will be amortized as interest expense using the effective interest method over the stated term of 5 years. At 31 March 2016, the Company’s total debt issuance costs have an unamortized balance of US$3.9 million.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The amount drawn under the Unsecured Revolving Credit Facility was US$190.0 million at 31 March 2016. The amount drawn under the bilateral credit facilities was US$75.0 million at 31 March 2015.

The effective weighted average interest rate on the Company’s total outstanding Unsecured Revolving Credit Facility was 2.0% at 31 March 2016. The effective weighted average interest rate on the outstanding bilateral facilities was 1.4% at 31 March 2015. The term of the Unsecured Revolving Credit Facility was 4.7 years at 31 March 2016.

Borrowings under the Unsecured Revolving Credit Facility bear interest at per annum rates equal to, at the borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) LIBOR for an interest period of one month plus 1.00%. The applicable margin for both base rate and LIBOR loans is calculated based on a pricing grid that in each case is linked to the Company’s consolidated net leverage ratio. For LIBOR Loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. The Company also pays a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans. The applicable commitment fee percentage is based on a pricing grid linked to our consolidated net leverage ratio.

In the event that James Hardie International Finance Limited’s or James Hardie International Group Limited’s, as applicable, long-term senior unsecured non-credit enhanced rating from each of Standard & Poor’s Financial Group, a division of The McGraw Hill Companies (“S&P”), and Moody’s Investors Service, Inc. (“Moody’s”) is at least BBB- from S&P, and at least Baa3 from Moody’s, at James Hardie International Finance Limited’s election, an alternate applicable rate may be applied to new borrowing under the Unsecured Revolving Credit Facility as follows: (a) with respect to the commitment fee, 0.25% per annum; (b) with respect to LIBOR Loans, 1.50% per annum rate; and (c) with respect to base rate loans, 0.50% per annum.

The Unsecured Revolving Credit Facility is guaranteed by each of James Hardie International Group Limited and James Hardie Technology Limited, each of which are wholly-owned subsidiaries of JHI plc.

The Unsecured Revolving Credit Facility agreement contains certain covenants that, among other things, restrict James Hardie International Group Limited and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Unsecured Revolving Credit Facility contains financial covenants that the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”)-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2016, the Company was in compliance with all covenants contained in the Unsecured Revolving Credit Facility agreement.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Senior Unsecured Notes

In February 2015, James Hardie International Finance Limited, a wholly-owned subsidiary of JHI plc, completed the sale of US$325.0 million aggregate principal amount of senior unsecured notes due 15 February 2023. Interest is payable semi-annually in arrears on 15 February and 15 August of each year, at a rate of 5.875%.

The senior notes were sold at an offering price of 99.213% of par value, an original issue discount of US$2.6 million. Debt issuance costs of US$8.3 million were recorded in Other Current and Other Non-Current Assets on the Company’s consolidated balance sheets in conjunction with the offering. Both the discount and the debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 8 years. The discount and debt issuance costs have an unamortized balance of US$2.2 million and US$7.1 million at 31 March 2016, respectively.

The senior notes are guaranteed by James Hardie International Group Limited, James Hardie Technology Limited and James Hardie Building Products Inc., each of which are wholly-owned subsidiaries of JHI plc.

The senior notes and guarantees are senior unsecured obligations of the issuer and guarantors and rank equal in right of payment with all of the issuer’s and guarantors’ existing and future senior debt; rank senior in right of payment to all of the issuer’s and guarantors’ existing and future subordinated debt; are structurally subordinated to all liabilities of the Company’s existing and future subsidiaries that do not guarantee the senior notes; and are effectively subordinated in right of payment to all of the issuer’s and the guarantors’ secured indebtedness to the extent of the value of the assets securing such indebtedness.

Before 15 February 2018, the issuer may redeem up to 35% of the aggregate principal amount of the senior notes with the net cash proceeds of certain equity offerings at a redemption price of 105.875% of the principal amount plus accrued and unpaid interest, if any, up to but excluding, the redemption date. The issuer may also redeem some or all of the senior notes before 15 February 2018 at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, plus a make whole premium equal to the greater of: (i) 1.0% of the principal amount of such note; and (ii) the excess, if any, of (x) the present value of the sum of the principal amount and premium that would be payable on such note on 15 February 2018 and all remaining interest payments to and including 15 February 2018, discounted on a semi-annual basis from 15 February 2018 to the redemption date at a per annum interest rate equal to the applicable treasury rate plus 50 basis points, over (y) the outstanding principal amount of such note.

On or after 15 February 2018, the issuer may redeem all or a part of the senior notes at any time or from time to time at the redemption prices (expressed as percentages of the principal amount) set forth in the following table plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the 12-month period beginning 15 February, of the years indicated:

Year	Percentage
2018	104.406%
2019	102.938%
2020	101.469%
2021 and thereafter	100.000%

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

In addition, if a change of control triggering event occurs with respect to the senior notes, as defined in the indenture, the issuer may be required to offer to repurchase the notes at a price equal to 101% of the principal amount of the senior notes, plus accrued and unpaid interest, if any, to, but not including, the date of the purchase.

The indenture governing the senior notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2016, the Company was in compliance with all of its requirements under the indenture related to the senior notes.

Global Exchange Market Listing

On 19 March 2015, the senior notes were admitted to listing on the Global Exchange Market (“GEM”) which is operated by the Irish Stock Exchange. Interest paid on the James Hardie International Finance Limited senior unsecured notes quoted on the GEM is not subject to Irish withholding tax.

10.  Product Warranties

The Company offers various warranties on its products, including a 30-year limited warranty on certain of its fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. It is possible that future warranty costs could differ from those estimates.

The following are the changes in the product warranty provision:

	Years Ended 31 March
(Millions of US dollars)	2016	2015

Balance at beginning of period	$35.2	$31.4
Accruals for product warranties	28.0	16.0
Settlements made in cash or in kind	(17.9)	(12.2)

Balance at end of period	$45.3	$35.2

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

11.  Asbestos

The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 2.

Asbestos Adjustments

The asbestos adjustments included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2016	2015	2014

Change in estimates:
Change in actuarial estimate - asbestos liability	$2.4	$(129.0)	$(340.3)
Change in actuarial estimate - insurance receivable	4.5	16.6	31.2
Change in estimate - AICF claims-handling costs	1.2	1.1	0.9

Subtotal - Change in estimates	8.1	(111.3)	(308.2)

Recovery of Insurance Receivables	-	-	15.2
(Loss) gain on foreign currency exchange	(2.6)	144.7	97.2

Total Asbestos Adjustments	$5.5	$33.4	$(195.8)

Actuarial Study; Claims Estimate

AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2016. Based on KPMGA’s assumptions, KPMGA arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows.

The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMGA as of 31 March 2016:

	Year Ended 31 March 2016
(Billions of US and Australian dollars, respectively)	US$	A$

Central Estimate - Discounted and Inflated	1.458	1.904
Central Estimate - Undiscounted but Inflated	1.858	2.427
Central Estimate - Undiscounted and Uninflated	1.098	1.434

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMGA as of 31 March 2016.

In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the total number of claims that are reasonably estimated to be asserted through 2077, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual liability could differ materially from that which is currently recorded.

The potential range of costs as estimated by KPMGA is affected by a number of variables such as nil settlement rates, peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims.

A sensitivity analysis performed by KPMGA to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. The sensitivity analysis performed in the actuarial report is specifically in regards to the discounted but inflated central estimate and the undiscounted but inflated central estimate. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.4 billion (US$1.0 billion) to A$3.4 billion (US$2.6 billion). The undiscounted (but inflated) estimates could be in a range of A$1.7 billion (US$1.3 billion) to A$4.7 billion (US$3.6 billion) as of 31 March 2016. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

During fiscal year 2016, mesothelioma claims reporting activity was marginally below actuarial expectations for the first year in the past four years. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which is currently assumed to occur in the period 2014/2015 to 2016/2017. Potential variation in this estimate has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, if the peak claims reporting period was shifted two years from the currently assumed 2016/2017 (i.e. assuming that claim reporting begins to reduce after 2018/2019), together with increased claims reporting from 2026/2027 onwards, relative to current actuarial projections, the discounted central estimate could increase by approximately 30% on a discounted basis.

At 31 March 2016, KPMGA has formed the view that, due to the stable claims reporting in fiscal year 2016, no change to the assumption of mesothelioma claims is required. However, changes to the valuation assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Claims Data

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

			For the Years Ended 31 March
	2016		2015		2014		2013		2012

Number of open claims at beginning of period		494		466		462		592		564
Number of new claims		577		665		608		542		456
Number of closed claims		645		637		604		672		428
Number of open claims at end of period		426		494		466		462		592
Average settlement amount per settled claim	A$	248,138	A$	254,209	A$	253,185	A$	231,313	A$	218,610
Average settlement amount per case closed	A$	218,900	A$	217,495	A$	212,944	A$	200,561	A$	198,179

Average settlement amount per settled claim	US$	182,763	US$	222,619	US$	236,268	US$	238,615	US$	228,361
Average settlement amount per case closed	US$	161,229	US$	190,468	US$	198,716	US$	206,892	US$	207,019

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMGA. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets the asbestos-related assets and liabilities of AICF under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 March

(Millions of US dollars)	2016	2015

Asbestos liability – current	$(125.9)	$(131.6)
Asbestos liability – non-current	(1,176.3)	(1,290.0)

Asbestos liability - Total	(1,302.2)	(1,421.6)

Insurance receivable – current	16.7	16.7
Insurance receivable – non-current	149.0	161.9

Insurance receivable – Total	165.7	178.6

Workers’ compensation asset – current	4.1	4.5
Workers’ compensation asset – non-current	46.8	45.5
Workers’ compensation liability – current	(4.1)	(4.5)
Workers’ compensation liability – non-current	(46.8)	(45.5)

Workers’ compensation – Total	-	-

Loan facility	(50.7)	(13.6)
Other net liabilities	(1.0)	(1.5)
Restricted cash and cash equivalents and restricted short-term investment assets of AICF	17.0	22.0

Net AFFA liability	$(1,171.2)	$(1,236.1)

Deferred income taxes – current	-	15.9
Deferred income taxes – non-current	384.9	389.3

Deferred income taxes – Total	384.9	405.2

Income tax payable	19.6	19.2

Net Unfunded AFFA liability, net of tax	$(766.7)	$(811.7)

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the year ended 31 March 2016:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Deferred Tax Assets	Other Loan Facilities	Restricted Cash and Investments	Other Assets and Liabilities[1]	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2015	$(1,421.6)	$178.6	$405.2	$(13.6)	$22.0	$17.7	$(811.7)
Asbestos claims paid[2]	113.9				(113.9)		-
Payment received in accordance with AFFA					62.8		62.8
AICF claims-handling costs incurred (paid)	1.2				(1.2)		-
AICF operating costs paid - non claims-handling					(1.7)		(1.7)
Change in actuarial estimate	2.4	4.5					6.9
Change in claims handling cost estimate	1.2						1.2
Insurance recoveries		(17.2)			17.2		-
Movement in Income Tax Payable			(18.9)			(0.6)	(19.5)
Funds received from NSW under loan agreement				(60.5)	60.5		-
Funds repaid to NSW under loan agreement				27.3	(27.3)		-
Other movements			(1.7)	-	(0.7)	0.3	(2.1)
Effect of foreign exchange	0.7	(0.2)	0.3	(3.9)	(0.7)	1.2	(2.6)
Closing Balance - 31 March 2016	$(1,302.2)	$165.7	$384.9	$(50.7)	$17.0	$18.6	$(766.7)

[1]

Other assets and liabilities include an offset to income tax payable of US$19.6 million and US$19.2 million at 31 March 2016 and 2015, respectively. The remaining balance includes the other assets and liabilities of AICF, with a net liability of US$1.0 million and US$1.5 million at 31 March 2016 and 2015, respectively.

[2]	Claims paid of US$113.9 million reflects A$154.7 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

AICF Funding

On 1 July 2015, the Company made a payment of A$81.1 million (US$62.8 million) to AICF, representing 35% of its free cash flow for fiscal year 2015. For the 1 July 2015 payment, free cash flow, as defined in the AFFA, was equivalent to the Company’s fiscal year 2015 operating cash flows of US$179.5 million.

On 1 July 2014, the Company made a payment of A$119.9 million (US$113.0 million) to AICF, representing 35% of its free cash flow for fiscal year 2014. For the 1 July 2014 payment, free cash flow, as defined in the AFFA, was equivalent to the Company’s fiscal year 2014 operating cash flows of US$322.8 million.

On 2 April 2012, in accordance with arrangements agreed with the NSW Government and AICF, the Company contributed US$138.7 million (A$132.3 million) to AICF, with a further contribution of US$45.4 million (A$45.2 million) on 2 July 2012, in accordance with the terms of the AFFA. Total contributions for the year ended 31 March 2013 were US$184.1 million (A$177.5 million). In accordance with the terms of the AFFA, and the arrangements agreed with the NSW Government and AICF for an early contribution based on the Company’s free cash flow for the fiscal year ended 31 March 2012, the Company did not make a contribution to AICF in fiscal year 2014 in respect of the free cash flow for the fiscal year ended 31 March 2013.

AICF – NSW Government Secured Loan Facility

AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$245.0 million, based on the exchange rate at 31 March 2016). The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.

At 31 March 2016 and 2015, AICF had an outstanding balance under the AICF Loan Facility of US$50.7 million and US$13.6 million, respectively.

To the extent the NSW Government sources funding for the AICF Loan Facility from the Commonwealth of Australia (the “Commonweath”), the interest rate on the AICF Loan Facility is calculated by reference to the cost of NSW’s borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.

To the extent that NSW’s source of funding is not from the Commonwealth, the interest rate on drawings under the AICF Loan Facility is calculated as (i) during the period to (but excluding) 1 May 2020, a yield percent per annum calculated at the time of the first drawdown of the AICF Loan Facility by reference to the NSW Treasury Corporation’s 6% 1/05/2020 Benchmark Bonds, (ii) during the period after 1 May 2020, a yield percent per annum calculated by reference to NSW Treasury Corporation bonds on issue at that time and maturing in 2030, or (iii) in any case, if the relevant bonds are not on issue, a yield percent per annum in respect of such other source of funding for the AICF Loan Facility determined by the NSW Government in good faith to be used to replace those bonds, including any guarantee fee payable to the Commonwealth in respect of the bonds (where the bonds are guaranteed by the Commonwealth) or other source of funding.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Under the AICF Loan Facility, the Former James Hardie Companies each guarantee the payment of amounts owed by AICF and AICF’s performance of its obligations under the AICF Loan Facility. Each Obligor has granted the NSW Government a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the AICF Loan Facility are paid, except as permitted under the terms of the security interest.

Under the terms of the AICF Loan Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the AICF Loan Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the AICF Loan Facility to ensure AICF has sufficient liquidity to meet its future cash flow needs.

The Obligors are subject to certain operating covenants under the AICF Loan Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the terms of the AFFA, and (ii) negative covenants restricting them from voiding, cancelling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the AICF Loan Facility.

Upon an event of default, NSW may cancel the commitment and declare all amounts outstanding as immediately due and payable. The events of default include, without limitation, failure to pay or repay amounts due in accordance with the AICF Loan Facility, breach of covenants, misrepresentation, cross default by an Obligor and an adverse judgment (other than a personal asbestos or Marlew claim) against an Obligor.

12.  Derivative Instruments

The Company uses derivatives for risk management purposes and does not engage in speculative activity. A key risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to transactions denominated in foreign currencies. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including market related factors that impact the extent to which derivative instruments will achieve such risk management objectives of the Company.

The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US Dollar LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded on the consolidated statements of operations and comprehensive income in Other income (expense).

The Company uses foreign currency forward contracts and enters into hedging relationships from time to time in order to mitigate exposure to foreign currency fluctuations. Changes in the fair value of forward contracts that are not designated as hedges are recorded in earnings within Other income (expense) at each measurement date.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Interest Rate Swaps

For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. At 31 March 2016 and 2015, the Company had interest rate swap contracts with a total notional principal of US$100.0 million and US$125.0 million, respectively.

At 31 March 2016, the weighted average fixed interest rate of these contracts is 2.0% and the weighted average remaining life is 3.4 years. These contracts have a fair value of US$3.7 million and US$3.1 million at 31 March 2016 and 2015, respectively, which is included in Accounts payable. For the years ended 31 March 2016, 2015 and 2014, the Company included in Other income (expense) an unrealized loss of US$0.6 million, an unrealized loss of US$2.6 million and an unrealized gain of US$0.8 million, respectively, on interest rate swap contracts. Included in Interest expense is a realized loss on interest rate swap contracts of US$1.9 million, US$1.3 million and US$0.6 million for the years ended 31 March 2016, 2015 and 2014, respectively.

Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts and enters into hedging relationships from time to time in order to mitigate exposure to foreign currency fluctuations. When achievable, these instruments are designated as hedges and treated as a cash flow hedging arrangement for accounting purposes. In September 2013, the Company entered into foreign currency forward contracts designated as hedges in order to mitigate exposure associated with the anticipated purchases of production assets denominated in a foreign currency in a future period. During the year ended 31 March 2015, the Company elected to de-designate all of its foreign currency forward contracts that had been previously designated as cash flow hedges, and elected to discontinue hedge accounting. The foreign currency forward contracts which were previously designated as hedges and de-designated during fiscal year 2015 had a gain classified in other comprehensive income of US$0.3 million at 31 March 2016 and 2015. The gains are reclassified into earnings in correspondence to the depreciation schedule of the underlying equipment purchases which were hedged.

Changes in the fair value of forward contracts that are not designated as hedges are recorded in earnings within Other income (expense) at each measurement date. As discussed above, these derivatives are typically entered into as economic hedges of changes in currency exchange rates. Gains or losses related to the derivative are recorded in income, based on the Company’s accounting policy. In general, the earnings effects of the item that represent the economic risk exposure are recorded in the same caption as the derivative. For the years ended 31 March 2016 and 2015, the forward contracts not designated as a cash flow hedging arrangement had an unrealized gain of US$0.9 million and an unrealized loss of US$2.3 million, respectively.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 March 2016 and 2015.

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2016		31 March 2015

	31 March 2016	31 March 2015	Assets	Liabilities	Assets	Liabilities

Derivatives not accounted for as hedges

Interest rate swap contracts	100.0	125.0	-	3.7	-	3.1

Foreign currency forward contracts	0.4	3.6	-	-	-	0.2

Total	$100.4	$128.6	$-	$3.7	$-	$3.3

13.  Fair Value Measurements

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

At 31 March 2016, the Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, trade receivables, trade payables, unsecured revolving credit facility, senior unsecured notes, interest rate swaps and foreign currency forward contracts.

Cash and Cash Equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables, Dividend payables and Unsecured Revolving Credit Facility - The carrying amounts for these items approximates their respective fair values due to the short term nature of these instruments.

Senior unsecured notes - The Company’s senior unsecured notes have an estimated fair value of US$329.1 million at 31 March 2016 based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Interest rate swaps - The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2.

Foreign currency forward contracts    - The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy. At 31 March 2016, the fair value of the forward currency forward contracts was nil.

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 March 2016 according to the valuation techniques the Company used to determine their fair values.

		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
(Millions of US dollars)	31 March 2016	Level 1	Level 2	Level 3

Interest rate swap contracts included in Accounts Payable	$3.7	$-	$3.7	$-

Total Liabilities	$3.7	$-	$3.7	$-

14.  Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand product liability claims as described in these consolidated financial statements.

New Zealand Weathertightness Claims

Since fiscal year 2002, the Company’s New Zealand subsidiaries have been and continue to be joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

The Company recognizes a liability for both asserted and unasserted New Zealand weathertightness claims in the period in which the loss becomes probable and estimable. The amount of reasonably

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company’s New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a government compensation scheme, the amount of loss estimated to be allocable to the Company’s New Zealand subsidiaries and the extent to which the co-defendants and the Company’s New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which statutory limitation periods will apply to any received claims.

Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims. However, in 2015 the Company’s New Zealand subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, each of which allege that the subsidiaries’ products were inherently defective.

The Company has established a provision for asserted and unasserted New Zealand weathertightness claims within the current portion of Other liabilities, with a corresponding estimated receivable for third-party recoveries being recognized within Accounts and other receivables. At 31 March 2016 and 2015, the amount of the provision for New Zealand weathertightness claims, net of estimated third-party recoveries, was US$1.8 million and US$2.0 million, respectively.

The estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of the resolution of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2016.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2016:

Years ending 31 March (Millions of US dollars):

2017	$18.0
2018	15.0
2019	11.8
2020	8.3
2021	3.3
Thereafter	4.2

Total	$60.6

Rental expense amounted to US$16.9 million, US$16.7 million and US$18.0 million for the years ended 31 March 2016, 2015 and 2014, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognized as liabilities and generally payable within one year, were nil at 31 March 2016.

15.  Income Taxes

Income tax (expense) benefit includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2016	2015	2014

Income from operations before income taxes:
Domestic	$150.1	$145.5	$141.6
Foreign	180.4	177.1	(87.0)

Total income before income taxes	$330.5	$322.6	$54.6

Income tax expense
Current:
Domestic	$(12.6)	$(11.9)	$(8.9)
Foreign	(59.2)	(39.3)	(9.7)

Current income tax expense	(71.8)	(51.2)	(18.6)

Deferred:
Domestic	(5.6)	(3.7)	(3.3)
Foreign	(8.7)	23.6	66.8

Deferred income tax (expense) benefit	(14.3)	19.9	63.5

Total income tax (expense) benefit	$(86.1)	$(31.3)	$44.9

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

Income tax (expense) benefit is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2016	2015	2014

Income tax (expense) benefit at statutory tax rates	$(79.1)	$(75.0)	$6.2
US state income taxes, net of the federal benefit	(3.6)	(2.4)	(1.8)
Asbestos adjustments	(0.8)	48.3	30.2
Expenses not deductible	(2.0)	(3.4)	(2.1)
Non-assessable items	1.9	0.5	0.6
US manufacturing deduction	4.1	2.6	1.2
Foreign taxes on domestic income	(5.7)	(0.7)	-
Amortization of intangibles	2.9	2.8	1.7
Taxes on foreign income	(7.4)	(4.5)	(2.9)
Tax assessment in dispute	-	-	10.7
Other items	3.6	0.5	1.1

Total income tax (expense) benefit	$(86.1)	$(31.3)	$44.9

Effective tax rate	26.1%	9.7%	(82.2%)

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2016	2015

Deferred tax assets:
Asbestos liability	$384.9	$405.2
Other provisions and accruals	49.0	46.3
Net operating loss carryforwards	24.2	17.0
Foreign tax credit carryforwards	112.4	107.0

Total deferred tax assets	570.5	575.5
Valuation allowance	(115.0)	(113.0)

Total deferred tax assets, net of valuation allowance	455.5	462.5

Deferred tax liabilities:
Depreciable and amortizable assets	(117.4)	(112.3)
Other	(9.4)	(3.7)

Total deferred tax liabilities	(126.8)	(116.0)

Net deferred tax assets	$328.7	$346.5

Deferred income taxes include European and Australian net operating loss carry-forwards. At 31 March 2016 the Company had European tax loss carry-forwards of approximately US$6.8 million and Australian tax loss carry-forwards of approximately US$17.3 million, that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The European tax loss carry-forwards relate to losses incurred in prior years during the establishment of the European business. At 31 March 2016, the Company had a valuation allowance against a portion of the European tax loss carry-forwards in respect of which realization is not more likely than not. During the year ended 31 March 2016, the Company reversed a valuation allowance of US$4.2 million for a portion of its European tax loss carry-forwards for which realization is now more likely than not. At 31 March 2016, the Company had European tax loss carry-forwards of approximately US$6.8 million that are available to offset future taxable income, of which US$4.2 million will never expire. Carry-forwards of US$2.6 million will expire in fiscal years 2017 through 2025.

The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2016, the Company recognized a tax deduction of US$63.0 million (A$85.5 million) for the current year relating to total contributions to AICF of US$411.4 million (A$427.4 million) incurred in tax years 2012 through 2016.

At 31 March 2016, the Company had foreign tax credit carry-forwards of US$112.4 million that are available to offset future taxes payable. At 31 March 2016, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.

In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2016. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.

Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business.

At 31 March 2016, the Company had income taxes currently payable of US$4.8 million, after taking into account total income tax and withholding tax paid, net of refunds received, during the year ended 31 March 2016 of US$57.8 million. Income taxes were paid in Canada, Ireland, New Zealand, the Philippines and the United States. Withholding taxes were paid or refunded in Australia, Canada, New Zealand, the Philippines and the United States.

At 31 March 2016, the Company intends to indefinitely reinvest the undistributed earnings of approximately US$200 million of a certain subsidiary owned by its US subsidiary, and has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to these undistributed earnings is impracticable to determine at this time.

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2013 and Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2012.

Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

(US$ millions)	Unrecognized tax benefits	Interest and Penalties

Balance at 31 March 2013	$1.5	$0.1

Additions for tax positions of the current year	0.1	-
Additions for tax positions of prior year	0.1	-
Settlements paid during the current period	(1.2)	-
Other reductions for the tax positions of prior periods	-	(0.1)

Balance at 31 March 2014	$0.5	$-

Additions for tax positions of the current year	4.2	0.1
Additions for tax positions of prior year	0.2	0.2

Balance at 31 March 2015	$4.9	$0.3

Additions for tax positions of the current year	0.2	-
Reductions in tax positions of prior year	(4.1)	(0.3)
Settlements paid during the current period	(0.3)	-

Balance at 31 March 2016	$0.7	$-

At 31 March 2016, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company related to unrecognized tax benefits that, if recognized, would affect the tax expense is US$0.7 million and nil, respectively.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. During the years ended 31 March 2016 and 2015, income of US$0.3 million and expense of $0.3 million, respectively, relating to interest and penalties was recognized within income tax expense arising from movements in unrecognized tax benefits.

The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s consolidated balance sheets.

A number of years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

Interest Payments from Australia Tax Office (“ATO”)

During the quarter ended 31 March 2012, the ATO provided a refund of US$396.3 million to RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, resulting from RCI’s successful appeal of a disputed amended tax assessment related to RCI’s income tax return for its 1999 fiscal year. The facts and circumstances relating to RCI’s successful appeal of the disputed amended tax assessment were fully disclosed in the notes to the Company’s consolidated financial statements as of and for the year ended 31 March 2012.

On 4 November 2013, the ATO notified RCI that RCI was entitled to a final additional amount of interest of A$17.3 million (US$15.4 million) in respect of amounts paid by RCI to the ATO while the appeal of the disputed amended tax assessment was in process. This final amount of interest was received from the ATO on 7 January 2014. As the receipt of this interest from the ATO relates to RCI’s successful appeal of its disputed amended tax assessment, the additional interest, net of tax, is included in Income tax benefit in the Company’s consolidated statements of operations and comprehensive income for the year ended 31 March 2014.

16.  Stock-Based Compensation

Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2016	2015	2014

Liability Awards Expense	$4.8	$3.3	$4.5
Equity Awards Expense	10.3	9.2	8.5

Total stock-based compensation expense	$15.1	$12.5	$13.0

As of 31 March 2016, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$14.0 million after estimated forfeitures and will be recognized over an estimated weighted average amortization period of 1.5 years.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

2001 Equity Incentive Plan

Under the Company’s 2001 Equity Incentive Plan (the “2001 Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Plan was first approved by the Company’s shareholders in 2001 and was reapproved to continue until September 2021 at the 2011 annual general meeting. The Company is authorized to issue 45,077,100 shares under the 2001 Plan.

Under the 2001 Plan, grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI plc. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

Under the 2001 Plan, the Company granted 327,354 and 329,192 restricted stock units to its employees in the years ended 31 March 2016 and 2015, respectively. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which include requirements of continued employment. At 31 March 2016, there were 701,810 restricted stock units outstanding under this plan.

Long-Term Incentive Plan 2006

At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan 2006 (the “LTIP”) to provide incentives to certain members of senior management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to Executives of the Company. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP. The LTIP was re-approved by the Company’s shareholders with certain amendments at each of the 2008, 2012 and 2015 Annual General Meetings.

As of 31 March 2016, the Company had granted 10,163,138 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units expire on vesting or as set out in the grant documents or LTIP rules. At 31 March 2016, there were 3,347,644 restricted stock units outstanding under the LTIP.

In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to Executives, respectively, under the LTIP. The vesting of these equity awards are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue unless an Executive ceases employment with the Company. At 31 March 2016, there were no options outstanding under the LTIP.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The following table summarizes the Company’s shares available for grant as options, restricted stock units or other equity instruments under the LTIP and 2001 Plan at 31 March 2016, 2015 and 2014:

Shares Available for Grant

Balance at 31 March 2014	23,947,127

Granted	(1,192,225)
New Shares Authorized	2,000,000

Balance at 31 March 2015	24,754,902

Granted	(1,410,560)
New Shares Authorized	5,000,000
Forfeitures Available for Re-grant	74,466

Balance at 31 March 2016	28,418,808

Stock Options

There were no stock options granted during the years ended 31 March 2016 and 2015. The following table summarizes the Company’s stock options activity during the noted period:

	Outstanding Options
	Number	Weighted Average Exercise Price (A$)
Balance at 31 March 2014	1,099,276	8.11

Exercised	(587,496)	8.06

Balance at 31 March 2015	511,780	8.17

Exercised	(333,287)	8.54
Forfeited	(74,466)	7.85

Balance at 31 March 2016	104,027	7.22

The total intrinsic value of stock options exercised was A$2.9 million and A$3.6 million for the years ended 31 March 2016 and 2015, respectively.

Windfall tax benefits realized in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$0.4 million, US$1.4 million and US$5.6 million for the years ended 31 March 2016, 2015 and 2014, respectively.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The following table summarizes outstanding and exercisable options under both the 2001 Plan and the LTIP as of 31 March 2016:

	Options Outstanding				Options Exercisable

Exercise Price (A$)	Number	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value (A$)	Number	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value (A$)

6.38	60,527	1.7	6.38	694,850	60,527	6.38	694,850
8.40	43,500	0.6	8.40	411,510	43,500	8.40	411,510

Total	104,027			$1,106,360	104,027		$1,106,360

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$17.86 as of 31 March 2016, which would have been received by the option holders had those option holders exercised their options as of that date.

Restricted Stock Units

The Company estimates the fair value of restricted stock units on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the restricted stock vests.

The following table summarizes the Company’s restricted stock unit activity during the noted period:

	Restricted Stock Units	Weighted Average Fair Value at Grant Date (A$)
Non-vested at 31 March 2014	3,883,918	7.17

Granted	1,192,225	11.00
Vested	(774,675)	6.63
Forfeited	(293,467)	6.90

Non-vested at 31 March 2015	4,008,001	8.44

Granted	1,410,560	14.95
Vested	(1,219,352)	7.28
Forfeited	(149,755)	9.92

Non-vested at 31 March 2016	4,049,454	11.00

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Restricted Stock Units – service vesting

On 9 December 2015, 327,354 restricted stock units (service vesting) were granted to employees under the 2001 Plan. On 9 December 2014, 329,192 restricted stock units (service vesting) were granted to employees under the 2001 Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.

During fiscal year 2016, 228,481 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued. During fiscal year 2015, 222,885 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued.

Restricted Stock Units– performance vesting

The Company granted 503,944 and 403,716 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 16 September 2015 and 16 September 2014, respectively. The vesting of the restricted stock units is deferred for three years and is subject to a return on capital employed (“ROCE”) performance hurdle being met. The vesting of the restricted stock units is also subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives. During fiscal year 2016, and after exercise of negative discretion by the Board, 331,146 restricted stock units (performance vesting) that were granted on 14 September 2012 as part of the fiscal year 2013 long-term incentive award became fully vested and the underlying common stock was issued. The remaining 82,794 unvested restricted stock units from this grant were cancelled on 14 September 2015.

The Company granted 266,627 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 7 June 2012. During fiscal year 2015, 237,239 restricted stock units (performance vesting) that were granted on 7 June 2012 as part of the fiscal year 2012 long-term incentive award became fully vested and the underlying common stock was issued.

When the Board reviews the awards and determines whether any negative discretion should be applied at the vesting date, the award recipients may receive all, some, or none of their awards. The Board may only exercise negative discretion and may not enhance the maximum award that was originally granted to the award recipient.

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the performance conditions are applied at the vesting date.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Restricted Stock Units – market condition

Under the terms of the LTIP, the Company granted 579,262 and 459,317 restricted stock units (market condition) to senior executives and managers of the Company on 16 September 2015 and 16 September 2014, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the relevant notice of meeting.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method). The following table includes the assumptions used for restricted stock grants (market condition) valued during the year ended 31 March 2016 and 2015, respectively:

Vesting Condition:	Market FY16	Market FY15
Date of grant	16 Sep 2015	16 Sep 2014
Dividend yield (per annum)	3.8%	4.5%
Expected volatility	36.8%	37.4%
Risk free interest rate	1.5%	1.6%
Expected life in years	3.0	3.0
JHX stock price at grant date (A$)	17.76	12.42
Number of restricted stock units	579,262	459,317

During fiscal year 2016, 659,725 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued. During fiscal year 2015, 313,865 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued.

Scorecard LTI – cash settled units

Under the terms of the LTIP, the Company granted awards equivalent to 566,936 and 454,179 Scorecard LTI units on 16 September 2015 and 16 September 2014, respectively. These awards provide recipients a cash incentive based on an average 20 trading-day closing price of JHI plc’s common stock price and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognized for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognized ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

On 14 September 2015, 288,552 of the 506,627 Scorecard LTI units that were previously granted on 14 September 2012 as part of the FY2013 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.

On 6 June 2014, 445,141 of the 716,536 Scorecard LTI units that were previously granted on 7 June 2011 as part of the FY2012 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on an average 10 trading-day closing price of JHI plc’s common stock price.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

17.  Capital Management and Dividends

The following table summarizes the dividends declared or paid during the fiscal years 2016, 2015 and 2014:

(Millions of US dollars)	US Cents/Security	US$ Total Amount	Announcement Date	Record Date	Payment Date

FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016

FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015

FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015

FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015

FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	8 August 2014

FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	8 August 2014

125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014

FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013

FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

During fiscal year 2016, the Company announced a share buyback program (the “fiscal 2016 program”) to acquire up to 5% of its issued capital in the twelve months through May 2016. Under this program, the Company repurchased and cancelled 1,653,247 shares of its common stock during the second quarter of fiscal year 2016. The aggregate cost of the shares repurchased and cancelled was A$30.0 million (US$22.3 million), at an average market price of A$18.14 (US$13.50).

Upon the expiration of the fiscal 2016 program, the Company announced a new share buyback program (the “fiscal 2017 program”) to acquire up to US$100.0 million of its issued capital in the twelve months through May 2017.

Subsequent to 31 March 2016, the Company announced an ordinary dividend of US29.0 cents per security, with a record date of 9 June 2016 and a payment date of 5 August 2016.

18.  Operating Segment Information and Concentrations of Risk

During the year ended 31 March 2016, the Company changed the name of its USA and Europe Fiber Cement segment to the North America and Europe Fiber Cement segment to better reflect the segment’s geographic nature; however, the composition of the segment remained the same.

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Chief Operating Decision Maker, and includes North America and Europe Fiber Cement, Asia Pacific Fiber Cement and Research and Development. North America and Europe Fiber Cement manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Saudi Arabia, Lebanon and the United Arab Emirates) and various Pacific Islands. Research and Development represents the cost incurred by the research and development centers.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

General Corporate costs primarily consist of officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

Operating Segments

The following is the Company’s operating segment information:

	Net Sales to Customers Years Ended 31 March
(Millions of US dollars)	2016	2015	2014

North America & Europe Fiber Cement	$1,386.3	$1,276.5	$1,127.6
Asia Pacific Fiber Cement	341.9	380.4	366.2

Worldwide total	$1,728.2	$1,656.9	$1,493.8

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2016	2015	2014

North America & Europe Fiber Cement[1]	$340.6	$285.9	$237.0
Asia Pacific Fiber Cement[1,6,7]	80.9	94.1	81.1
Research and Development[1]	(23.9)	(26.0)	(24.4)

Segments total	397.6	354.0	293.7
General Corporate[2]	(43.6)	(19.0)	(240.6)

Total operating income	354.0	335.0	53.1
Net interest expense[3]	(25.6)	(7.5)	(1.1)
Other income (expense)	2.1	(4.9)	2.6

Worldwide total	$330.5	$322.6	$54.6

		Total Identifiable Assets 31 March
(Millions of US dollars)		2016	2015

North America & Europe Fiber Cement		$944.0	$959.3
Asia Pacific Fiber Cement		297.4	279.8
Research and Development		13.6	20.7

Segments total		1,255.0	1,259.8
General Corporate [4,5]		785.4	784.7

Worldwide total		$2,040.4	$2,044.5

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The following is the Company’s geographical information:

	Net Sales to Customers Years Ended 31 March
(Millions of US dollars)	2016	2015	2014

North America	$1,348.8	$1,238.5	$1,094.6
Australia	228.4	267.7	259.2
New Zealand	61.4	64.7	63.0
Other Countries	89.6	86.0	77.0

Worldwide total	$1,728.2	$1,656.9	$1,493.8

		Total Identifiable Assets 31 March
(Millions of US dollars)		2016	2015

North America		$925.1	$956.4
Australia		232.4	223.4
New Zealand		26.5	25.8
Other Countries		71.0	54.2

Segments total		1,255.0	1,259.8
General Corporate [4,5]		785.4	784.7

Worldwide total		$2,040.4	$2,044.5

[1]	Research and development expenditures are expensed as incurred and are summarized by segment in the following table:

	Years Ending 31 March
(Millions of US dollars)	2016	2015	2014

North America & Europe Fiber Cement	$6.6	$6.1	$9.6
Asia Pacific Fiber Cement	1.2	1.4	1.3
Research and Development[a]	21.7	24.2	22.2

	$29.5	$31.7	$33.1

a The Research and Development segment also included selling, general and administrative expenses of

   US$2.2 million, US$1.8 million and US$2.2 million in fiscal years 2016, 2015 and 2014, respectively.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

[2]

The principal components of General Corporate costs are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense on the Company’s corporate offices. Also included in General Corporate costs are the following:

	Years Ended 31 March
(Millions of US dollars)	2016	2015	2014

Asbestos Adjustments	$5.5	$33.4	$(195.8)
AICF SG&A expenses	1.7	2.5	2.1

[3]

The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. All net interest expense is included in the General Corporate costs. Included in net interest expense is net AICF interest expense (income) of US$0.3 million, US$(1.4) million and US$(2.9) million in fiscal years 2016, 2015 and 2014, respectively.

[4]

The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate costs.

[5]	Asbestos-related assets at 31 March 2016 and 2015 are US$619.8 million and US$657.3 million, respectively, and are included in the General Corporate costs.

[6]	Included in the Asia Pacific Fiber Cement segment for the year ended 31 March 2016 was a gain on the sale of the Australian Pipes business of US$1.7 million.

[7]	Included in the Asia Pacific Fiber Cement segment are adjustments to the provision for New Zealand weathertightness claims.

	Years Ended 31 March
(Millions of US dollars)	2016	2015	2014

New Zealand weathertightness claims (expense) / benefit	$(0.5)	$4.3	$(1.8)

Concentrations of Risk

The distribution channels for the Company’s fiber cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

We have one customer who contributes greater than 10% of our net sales in each of the past three fiscal years.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

This customer’s accounts receivable represented 8.1% and 6.4% of the Company’s trade accounts receivable at 31 March 2016 and 2015, respectively. The following is gross sales generated by this customer, which is from the North America and Europe Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2016		2015		2014

		%		%		%
Customer A	$197.0	10.1%	$177.4	10.7%	$174.2	11.7%

Approximately 22%, 25% and 27% of the Company’s net sales in fiscal year 2016, 2015 and 2014, respectively, were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

19.  Accumulated Other Comprehensive Income (Loss)

During the year ended 31 March 2016, there was US$0.3 million reclassifications out of Accumulated other comprehensive income (loss) related to pension and post-retirement adjustments.

(Millions of US dollars)	Pension and Post-Retirement Benefit	Cash Flow Hedges	Foreign Currency Translation	Total

Balance at 31 March 2015	$(0.3)	$0.3	$(0.4)	$(0.4)

Other comprehensive loss before reclassifications	-	-	0.9	0.9
Pension and post-retirement benefit adjustments	0.3	-	-	0.3

Net current-period other comprehensive income	0.3	-	0.9	1.2

Balance at 31 March 2016	$-	$0.3	$0.5	$0.8